

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 30, 2014

George M. Silfen
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036

Re: Corsair Opportunity Fund
        Registration Statement on Form N-2
        File Numbers: 333-197119; 811-22978

Dear Mr. Silfen:

Corsair Opportunity Fund (the "Fund") filed a shelf registration statement on June 30, 2014 (the "Registration Statement"), for the purpose of registering Class A shares of the Fund. Based on our review of the Registration Statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its Registration Statement. Please note, however, that the comments we give in one section are applicable to other sections of the Registration Statement that contain similar disclosure, unless otherwise indicated.

General

1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2. Please advise us if you have submitted any exemptive application(s) or no-action request(s) in connection with your Registration Statement.

3. Please state in your response letter whether FINRA has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

4. Please confirm that the Fund does not intend to issue preferred stock, convertible or debt securities in the next 12 months.

Cover Page

5. Please include a separate line item for the amount of estimated organization and offering expenses to be paid by the Fund. Please clarify that such expenses will be borne indirectly by shareholders.

6. It is disclosed that the Distributor will distribute Fund shares on a best efforts basis. State if there are arrangements to place funds received in escrow, trust or similar arrangement. If no arrangements have been made, so state. See Instruction 5 to Item 1(b) of Form N-2.

7. Please confirm that the eligibility criteria for investors permitted to purchase Fund shares are consistent with the definition of "qualified client" under Rule 205-3 of the Investment Advisers Act of 1940 (the "Advisers Act"). To the extent that it is not, please explain whether the Incentive Fee arrangements are permissible under Section 205(a)(1) of the Advisers Act.

Prospectus

Prospectus Summary

Page 1

8. Under the heading "Principal Investment Strategies," please clarify the types of investments that qualify as "equity securities" under the Fund's investment program.

9. In other parts of the Registration Statement (see page 16), it is disclosed that the Fund might invest in convertible securities, stock options (calls and puts), warrants and rights, as part of the Fund's principal investment strategy. Please make the strategy descriptions consistent.

10. A detailed discussion regarding the definition of "Canadian issuers," has been provided. Please clarify if the same criteria would apply to the definition of "U.S. issuers".

Page 2

11. Under the heading "Principal Investment Strategies," it is disclosed that in pursuing the Fund's investment objective, the Adviser may invest in so-called "special situations." Please revise the disclosures on the Cover Page to include this aspect of the Fund's strategy and briefly explain attendant risks.

12. The "Principal Investment Strategies" section discloses that the Fund generally will hold significant amounts of cash. Please explain whether such holdings are consistent with the Fund's investment strategy and how they may impact the Fund's investment objectives.

Page 3

13. Please confirm that acquired fund fees and expenses (as a result of the Fund's investments in ETFs and shares in similar vehicles) are not expected to exceed 1 basis point.

14. Under "Borrowings," please revise the last sentence to clarify that the Fund does not anticipate borrowing for investment purposes.

Page 4

15. In the "Management Fee & Incentive Fee" section, please provide a clear explanation how the Fund's fee arrangements differ from typical "high water mark" structures. Specifically, explain that the loss carryforward account is not specifically applied to particular shares, and that the Fund's compensation structure results in the possibility that a shareholder may be charged an incentive fee even though the net asset value of his shares has decreased. Additionally, please disclose that subsequent issuance of shares would result in dilution of the loss carryforward benefit to which existing shareholders are entitled. Please explain how this result is different from a typical "high water mark" fee structure. Please disclose the risk more prominently in the Risks Factors section.

16. In your response letter, please inform the staff whether you have submitted any exemptive order applications regarding Class I shares. Please include an update on the status of such application.

Page 10

17. In the last paragraph of the "Risk Factors" section, the Prospectus states that, with respect to non-diversified investment companies such as the Fund, there are no percentage limitations imposed by the 1940 Act on the portion of the Fund's assets that may be invested in the securities of any one issuer. Please state that the Internal Revenue Code does impose diversification requirements that the Fund is required to meet under Subchapter M. Include a brief description of the requirements.

Summary of Fund Expenses

Page 13

18. In the fee table, the "Total Annual Fund Operating Expenses" line item includes a parenthetical that excludes the Incentive Fee. Please confirm that after the first full year of operations, the fee table will include the amount all expenses of the Fund, including the Incentive Fee.

Principal Risk Factors

Page 13

19. Under "Risk of Equity Securities," it is disclosed that the Fund may sell call and put options. Please clarify whether the strategy contemplates the Fund selling only covered call and put options. Please make the disclosure consistent throughout the Registration Statement (see Comment 5 above and disclosures on page 26 of the Prospectus).

Page 24

20. Under "Potential Conflicts of Interest," please explain how Other Accounts are expected to participate in investment opportunities offered to the Fund in light of the limitations imposed on joint transactions in Section 17 of the 1940 Act. Please disclose whether the Fund expects to apply for exemptive relief. Please explain how the Adviser expects to allocate investment opportunities, in the absence of exemptive relief. Make conforming changes to "Potential Conflicts of Interest – Participation in Investment Opportunities" on page 44.

Repurchase Offers

Page 40

21. One of the circumstances under which the Fund may suspend or postpone a repurchase offer is for any period during which NYSE or any other market in which Fund shares are traded is closed. Given that the Fund is not expected to be listed, please include a clarification regarding the Fund's unlisted status or remove the bullet.

Brokerage

Page 45

22. Please disclose that any research or other benefits received by the Adviser from a broker-dealer, for transactions where the Fund will be "paying-up", will qualify for the safe harbor provisions under Section 28(e) of the Securities Exchange Act of 1934.

Appendix B

23. Appendix B is meant to present past performance information of another investment vehicle, the Other Vehicle, which has "substantially the same" the investment program as the Fund. It is disclosed that the Other Vehicle represents "the longest track record available among all similarly managed accounts by the Adviser." In order to present past performance information, the Appendix must disclose performance for all similarly managed accounts. Alternatively, please inform the staff how the performance of the Other Vehicle differs from the performance from the other accounts, and represent that

the exclusion of all other substantially similar accounts will not cause the disclosure to be misleading.

24. Please revise the disclosure to state that the Other Vehicle (and all other similarly managed accounts, if applicable) has "substantially similar objects, policies and strategies."

25. Include a statement that prior performance information is for accounts that are/were not subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which if applicable, may have adversely affected the performance results.

26. If the actual fees/expenses of the Other Vehicle are lower than the Fund's, state that the Fund's expense structure would have lowered the results.

27. Supplementally confirm the appropriateness of the benchmark indices chosen.

Part C

28. Please confirm whether the terms of the offering of Class I shares has been approved and authorized by the Fund's board of directors. It may be necessary for the Fund to undertake to file an unqualified legality opinion and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement.[1]

*   *   *   *   *   *

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the Registration Statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please furnish a letter with respect to the Fund acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

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[1] *See generally* SEC Division of Corporation Finance Staff Legal Bulletin No. 19 (October 14, 2011).

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment for the Fund. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Should you have any questions regarding this letter, please contact me at (202) 551-6908.

Sincerely,

/s/ Asen Parachkevov
Attorney Adviser